Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated November 2, 2009

Joint Presentation by Nippon Oil Corporation and Nippon Mining, Inc.
－Execution of a Business Integration Agreement and the Preparation of a Share Transfer Plan

[Shinji Nishio, President of Nippon Oil Corporation]

I am Nishio, President of Nippon Oil Corporation.
Thank you for attending our joint analyst meeting despite the fact that today is a busy day with a concentration of many financial results announcements.
I would also like to take this opportunity to apologize for the change in the time schedule.
In my presentation, I would like to briefly explain about the announcement that we made today.

Please have a look at page 2 of the slide presentation on the objective and the basic concept of business integration between Nippon Oil and Nippon Mining. This was already explained in the announcement, but because it is about the basic concept behind the integration, I would like to discuss it here again.
The basic concept of the business integration between Nippon Oil and Nippon Mining is as follows:
(1)
To achieve overall integration across all the business as equal partners, and by consolidating and maximizing the use of both groups’ management resources, aim at becoming one of the world’s leading “integrated energy resources and materials groups” operating in the areas of petroleum refining, marketing, oil and natural gas exploration and production as well as metals.

(2)
Execute growth strategy actively and globally. Embrace “best practices” as a key phrase, and to maximize corporate value through prioritizing allocation of management resources to operations with highest profitability.

(3)	Undertake a comprehensive restructuring of the petroleum refining and marketing sector at an early stage, which will become possible for the first time through the business integration.

Next on share exchange ratios, it was decided that for one share of common stock of Nippon Oil, 1.07 shares common stock of the Holding Company will be allocated and granted. And for 1 share of common stock of Nippon Mining, 1 share of common stock of the Holding Company will be allocated and delivered to the shareholders.

To ensure fairness, both companies respectively retained 3 financial advisers to calculate the ratios. All the financial advisors concurred in their opinions that the agreed upon exchange ratios were fair from a financial perspective.
Moving to page 4 on the time schedule for the business integration, on January 27th,
2010, both companies are scheduled to hold an extraordinary shareholder’s meeting respectively and on April 1st, incorporate a holding company and list its shares on the stock exchanges of Tokyo, Osaka and Nagoya.
Incorporation of the core business companies is planned on July 1st.

Next on the trade name of the integrated group, the name of the integrated group will be the JX Group. The trade name of the holding company is to be JX Holdings Inc.

And the core business companies will be each called:
JX Nippon Oil & Energy Corporation,
JX Nippon Oil & Gas Exploration Corporation, and
JX Nippon Mining & Metals Corporation.

JX refers to the group’s fundamental philosophy. Letter J represents our aspiration to become Japan’s and the world’s leading corporate group for integrated energy, resources and materials business operations.
Letter X symbolizes the challenges of the unknown, future growth and development, creativity and innovation amongst others.
Our head office is planned to be set up in the former Nippon Steel Building in Otemachi.

Next on page 6, let me discuss the management structure. For JX Holdings, I, Nishio will be representative director and chairman of the board. Mitsunori Takahagi , currently president and chief executive officer of Nippon Mining Holdings is scheduled to assume the position of representative director and president.

Fumiaki Watari, current chairman of Nippon Oil and Yasuyuki Shimizu, current chairman of Nippon Mining are to become advisors. Both advisors are expected to provide their views and advice to the new management of JX Holdings from a broad vantage point.

For the core business companies, Yasushi Kimura, present director and senior vice president of Nippon Oil will be representative director, and president of JX Nippon Oil & Energy Corporation,
Makoto Koseki, current representative director and president of Nippon Oil Exploration will become representative director, and president of JX Nippon Oil & Gas Exploration Corporation.

Masanori Okada, present president and chief executive officer of Nippon Mining and Metals is to be representative director and president of JX Nippon Mining & Metals Corporation.

Page 7 and onwards describes the outline of the holding company and the roles of the core business companies, but I shall skip these slides for my presentation today and jump to page 13 regarding the management goals of the integrated group.

We plan to announce in around April next year, the integrated group’s “Long-Term Vision” and the “Mid-Term Management Plan” for the 3 years starting FY 2010. The plans will include financial targets such as early achievement of at least 10% return on equity and a debt to equity ratio of no more than 1.

As to the reduction of refining capacity by 400,000 barrels per day which was already announced, specific breakdowns and methods, once they are determined will be released at the earliest possible stage by around the end of March 2011.
An additional capacity of 200,000 barrels per day will be further be reduced by March 2015 at the latest.

Lastly, with respect to synergies of business integration, by the end of March 2013, the integrated group intends to generate synergy effects of 60 billion yen or more on an annual basis. The breakdown of the synergies is as described on this slide.
By the end of March 2015, an additional 40 billion yen will be pursued to generate a total of 100 billion yen of synergies per annum.

That would be all for the summary of today’s announcement.

But at this moment, I would like to add some comments on the names of the new companies, restructuring of the petroleum refining capacity and the strategy of each of the businesses.

As I mentioned earlier, J in our new name JX stands for our aspiration to become Japan’s and the world’s leading integrated energy, resources and materials group. X symbolizes the challenges of the unknown, future growth and development, creativity and innovation. Thus JX is a name that expresses the group’s resolve to make a major stride forward into the future.

The reason why “Nikko” and “Nisseki,” short for Nippon Mining and Nippon Oil were incorporated in the Japanese names of the new business companies is because these are names that have been well recognized and taken root and have enjoyed the patronage of our customers for so many years. I hope it is understood that the names embody our desire to become businesses that can build on excellent traditions to make a big leap forward in the future.

Next regarding comprehensive restructuring of petroleum refining capacity, by March end 2011, approximately 400,000 barrels per day of capacity will be reduced without fail and it will be done so with an unwavering determination. Because we are still in the process of discussing the specifics including the breakdown and the methods of capacity reduction, it will likely take a while more before we can finalize the details and thus we could not make any announcement today. But as soon as the specifics are hammered out, we will let you know. Another 200,000 barrels per day or so will be reduced by March end 2015 at the latest. The concrete timing of this will be determined upon monitoring the pace of decline in domestic demand and future market developments, but depending on the conditions, we may consider moving up the time schedule.

On sales and marketing, discussions will continue regarding the optimal locations of the branches. So for both refining capacity reduction and sales and marketing structure, we plan to make announcements as soon as the specifics are finalized.

Lastly but not least, business strategy. Strategies of each of the core businesses are outlined on this slide 12.

Petroleum Refining & Marketing Business will undertake fundamental structural reforms and strives to become an integrated energy company that responds to customers’ needs.
On structural reform, we will decrease oil refining capacity while increasing efficiency of refining facilities and add value. By overhauling the value chain, we will maximize synergies. I intend to call upon all employees across the board to exercise wisdom to seek integration synergy on all fronts.
We will leverage Best Practices in order to become an integrated energy company that responds to our customers’ needs more than ever.

Looking ahead, with the advent of a low carbon society, we will speed up our efforts in engaging in new energy businesses such as fuel cells and photovoltaic power generation.

In Oil & Natural Gas E&P Business, we seek to become a global E&P company by actively making investments while carrying out through risk management.

In Metal Business, with reinforced business infrastructure after the merger, we will aim to establish a global integrated production system and to have one of the top market shares in areas in which significant growth is expected.

The compass we will use to realize the business strategies I have outlined, will be the “Long-Term Vision” to “Mid-Term Management Plan” that will be announced in April next year when the holding company is to be set up.
Logo and trade mark of the integrated holding company and core business companies are still under deliberation and will be announced as soon as they are finalized.

Before I conclude my remarks, I would like to take this opportunity to ask for your kind understanding on the basic contents of JX Group announced today, and for your support and cooperation in our efforts to starts as a new Group.

Thank you very much.

[Mitsunori Takahagi, President of Nippon Mining Holdings]

I would like to make a few comments on the presentation made by Mr. Nishio.

First and foremost, I am most delighted to announce the integration with Nippon Oil Corporation.
During the 11 months since the Basic Agreement reached on December 4th last year, we had an open dialogue and exchanged frank opinions in earnest. I am particularly filled with deep emotions on this Agreement, because it was the fruit of an open dialogue that made us come to a firm conviction that what we agreed as Basic Agreement can be implemented as specific measures.

I have been informally appointed as the president and executive officer of JX Holdings Inc. As the helmsman of the new JX Group, together with Mr. Nishio, I feel the gravity of the responsibility and I stand here humbled by the task before us.

Frankly speaking, the road to today’s signing of the Agreement was not smooth.

For example, registration of the so-called Form F-4 to the US Securities and Exchange Commission required our original schedule to be modified by approximately 6 months. With both companies having a history and tradition that goes back over 100 years, unique cultures and business climates have been nurtured, and more time was required than expected to work on individual items. Having said that, however, we believe we have been able to find an adequate answer to all issues by going back to the philosophy, or for that matter, the strategy that has been clearly stated in the Basic Agreement.

The integration will give birth to a true “top company” with overwhelming size and competitiveness in the oil industry in Japan, and enjoying high profitability and growth potential in the metal business. We will grow and develop as an integrated energy, resources and materials company with strong global presence.
Furthermore, we intend to contribute to enable further growth of the oil industry as a whole, ensure stable supply of energy, resources and materials in Japan, and to create a better global environment.

In order to realize these ideas, it is of paramount importance that we maximize the effect of integration. To that end, as Mr. Nishio mentioned in his presentation, we engaged ourselves in specific deliberation on a swift implementation of comprehensive restructuring in the Petroleum Refining & Marketing Business. As a result, we feel more confident in achieving our target synergy effect of more than 60 billion yen per annum within 3 years after the merger, as we announced in December last year.

Particularly with regard to reduction of petroleum refining capacity, we will accelerate our original schedule by a year. Within a year after the merger, reduction of 400,000 barrels per day from current level is planned.
And within 5 years after the merger at the latest, an additional reduction of 200,000 barrels per day is scheduled. As Mr. Nishio said, depending on the trend in domestic demand for petroleum products, we may bring the schedule even forward.

Until the incorporation and registration of the Holding Company on April 1st, and incorporation of core business companies on July 1st next year, we will be following up on any outstanding issues. The incorporation will, of course, require approval from Japan Fair Trade Commission, registration with the SEC, and shareholders’ meeting of both companies, but I would like to look at today as the start of a new chapter. Together with Mr. Nishio, I will take leadership in enabling the business integration as scheduled.

Your continued support is greatly appreciated. Thank you very much.

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.